FOIA CONFIDENTIAL TREATMENT REQUESTED
BY INTEVAC, INC.: IVAC-0001

July 21, 2005

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Adelaja Heyliger
Mary Beth Breslin
Julie Sherman
Angela Crane

Re:	Intevac, Inc.
Registration Statement on Form S-3 filed May 16, 2005
Amendment No. 1 to Registration Statement on Form S-3 filed May 19, 2005
File No. 333-124978

Dear Ms. Breslin:

     On behalf of Intevac, Inc. (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated June 13, 2005, relating to the Company’s Registration Statement on Form S-3 (File No. 333-124978) originally filed with the Commission on May 16, 2005 and as amended on May 19, 2005.

     On behalf of the Company, we are filing via EDGAR Amendment No. 2 to the Registration Statement concurrently with this response.

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     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined shall have the meanings ascribed to them in Amendment No. 2.

Form S-3

Prospectus Summary, page 1

1.	Please provide independent and objective support for your statements of industry leadership. For example, we note your disclosure in the first sentence on page 1 that you are “the world’s leading supplier....”

[***]

2.	Please provide a brief description of the products mentioned in the registration statement. For example, we note the references to your MDP-250, 200 Lean and LIVAR systems.

The Company has inserted a description of the products into its Amendment No. 2.

Risk Factors, page 1

3.	Please eliminate the second and third sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.

The Company has deleted the second and third sentences. For the Staff’s information, the Company believes it has captured all known material risks in the Risk Factors section, but had merely attempted to emphasize the fact that additional risks which are either currently unknown or do not, in the Company’s judgment, appear material, may also exist.

We are exposed to risks associated with a highly concentrated customer base, page 2

4.	Please name each customer that accounted for 10% or more of your revenues and separately quantify the revenues provided by each such customer. If you have entered into agreements with any of these customers, disclose the material terms of these agreements and tell us whether the customers can cancel the agreements without prior

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notice. Also tell us whether you have filed any such agreements as exhibits to your Form 10-K.

[***]

The majority of our future revenue is dependent on new products...., page 2

5.	Please provide the basis for your belief that margins on your 200 Lean systems will improve.

[***]

6.	Your disclosure of your “substantial” investment in developing a new system to address the needs of a different market is vague. Please describe the new system’s target market, the nature and stage of development of the new system, and the percentage of your research and development costs in each of the prior three fiscal years attributable to the new system.

The Company has updated its disclosure regarding the stage of development of the new system in Amendment No. 2. For the Staff’s information, the Company did not invest in this system prior to 2004. In its disclosure, the Company has informed investors about this use of R&D funds during 2004, as well as the possible negative consequences if the development does not lead to a successfully marketable product, including complete loss of its investment. The Company believes, however, that disclosing the exact targeted use for the system at this time would be premature, in that if investors were to know of the targeted market or what the Company believes is its novel approach to that market, they might begin to anticipate possible upsides from the Company’s development before such reliance is warranted.

Moreover, revealing the specific use of the system would be a substantial benefit to existing participants, and thus future competitors of the Company, in that market. The Company believes that it can apply the expertise it has developed in hard disk manufacturing equipment in this new market, in ways which existing market participants have to date not done, thus giving the Company a substantial advantage. If, however, these existing participants were to become aware of the company’s intentions and approach, they might be able to respond effectively, including by adopting some of the Company’s techniques, before the Company is ever able to bring its system to market.

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7.	Please expand your disclosure in the last paragraph of this risk factor to include the fact that you do not expect to collect significant revenues in 2005 from the LIVAR deployment and that, to date, sales of your commercial imaging products have not been significant. We refer you to your disclosure in the fifth and last paragraphs on page 10 of your 10-K for the fiscal year ended December 31, 2004.

The Company has revised its disclosure to better align the risk factor with its Report on Form 10-K.

Our Imaging business depends heavily on government contracts...., page 5

8.	Please disclose the percentage of your consolidated revenues during the last three completed fiscal years that were derived from government contracts.

The Company has revised its disclosure accordingly. For the Staff’s information, revenues derived from government contracts represented 12%, 26% and 18% of net revenues in 2004, 2003 and 2002, respectively.

Our stock price is volatile, page 6

9.	Please expand your disclosure to describe the “[r]ecent events” that have caused fluctuations in your stock price. We refer you to the last paragraph of this risk factor.

The recent events referenced in the risk factor reference global, and not Company-specific, events. The Company has not individually experienced a significant fluctuation in its stock price that it can specifically correlate to general recent events, but does believe that its stock price can, and has, fluctuated in response to global events such as September 11 and the war in Iraq. Nonetheless, the Company has deleted the reference to recent events from its Amendment No. 2.

Our future success depends on international sales...., page 7

10.	Please disclose the specific countries that give rise to the “various challenges” mentioned in this risk factor. Please also apply this comment to the last risk factor on page 8.

The Company has revised its disclosure accordingly in both locations.

Selling Stockholders, page 23

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11.	Please tell us how the selling shareholder acquired its shares and disclose the nature of any material relationship the selling shareholder has had within the past three years with Intevac or any of its predecessors or affiliates.

Redemco, L.L.C. purchased its shares from Foster City LLC in June 2003 in a private transaction. Foster City acquired those shares, along with shares it continues to hold, from Kaiser Aerospace & Electronics Corporation, also in a private transaction contemporaneous with the sale of Kaiser Aerospace’s operating businesses to Rockwell Collins, Inc., as previously reported and filed on Schedule 13D. Kaiser Aerospace acquired the shares in exchange for providing the majority of Intevac’s financing when the Company was founded in 1991.

Prior to January 2004, Foster City was managed by Edward Durbin and H. Joseph Smead (until Dr. Smead’s death in December 2003), and Redemco was managed by Dr. Smead. Dr. Smead was a director of Intevac from its inception until his death and was a controlling person of Kaiser Aerospace, which is disclosed in the notes to the Selling Stockholder table on page 12 of the Registration Statement. Mr. Durbin was also a director of Intevac, but resigned in August 2002.

Following Dr. Smead’s death, Ann Becher Smead, the personal representative of the Estate of H. Joseph Smead, and John D. Smead, Dr. Smead’s son, were appointed as managers of Foster City, in addition to Mr. Durbin, and Mill Creek Systems, LLC and John D. Smead were appointed as managing members of Redemco. Ann Becher Smead is the sole manager of Mill Creek Systems, LLC. No funds or other consideration were paid for the described change in management of Foster City or Redemco or the contemporaneous reallocation of beneficial ownership among these parties. Neither Ann Becher Smead nor John D. Smead is a director or officer of the Company.

Additional disclosure to this effect has been added to the Form S-3.

12.	Please tell us whether the selling shareholder is a broker-dealer or is an affiliate of a broker-dealer. If the selling shareholder is a broker-dealer it must be identified in the prospectus as an underwriter. In addition, if the selling shareholder is an affiliate of a broker-dealer it must be identified in the prospectus as an underwriter unless the selling shareholder is able to make the following representations in the prospectus:

•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

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•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise accordingly.

Based on information from the selling shareholder, the selling shareholder is neither a broker-dealer nor an affiliate of a broker-dealer.

Exhibit 5.1

13.	Please tell us about the proceedings “being taken or contemplated” by counsel. It is unclear why the opinion is qualified in this manner.

The qualification to the opinion is intended to address the examination of documents that are relevant or necessary to render the opinion as discussed in the last sentence of the opinion’s prior paragraph. However, we did not intend to qualify the opinion beyond the scope of that examination, and therefore we have removed the qualification from our opinion.

14.	Please tell us the reason for the assumption that the shares “when issued” will be legally and validly issued, fully paid and nonassessable. If the shares are currently outstanding it appears that this statement is not necessary.

We agree with the Staff’s comment that the statement is not necessary in the current circumstance and have revised our opinion accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2004

15.	Please revise your future filings, including your future periodic reports, as appropriate, in accordance with the preceding comments.

The Company appreciates the Staff’s comments and will revise its future filings accordingly.

Item 1. Business, page 1

Overview, page 1

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16.	Please tell us the basis for listing the particular customers in the second paragraph on page 1. For example, if these customers were your largest by revenue during 2004, please disclose this fact in your response and in future filings.

[***]

Our Competitive Strengths, page 4

17.	Please tell us the basis of your belief that the majority of your customers are utilizing most of their capacity and of the significant potential that these customers will resume adding capacity and upgrade their technical capabilities.

There are a number of data points that lead the Company to the conclusion that its customers are utilizing most of their capacity.

First, Intevac notes the trend of orders and shipments for its own equipment. Intevac recognized revenue on 2 magnetic disk sputtering systems in all of 2003, 11 magnetic disk sputtering systems in 2004, and has shipped, or have orders to ship, 27 new magnetic disk sputtering systems during 2005 (see the Company’s July 12, 2005 press release). Additionally, Intevac’s customers have indicated to them that the Company will receive additional orders for delivery in 2005.

Second, TrendFOCUS, an independent research firm covering the hard disk drive industry, regularly makes projections as to the number of magnetic disks that will be manufactured by the industry for use in hard disk drives. In their CQ4 Quarterly Update, published in early 2005, TrendFOCUS projected that the industry would manufacture 612 million magnetic disks for use in hard disk drives during 2005. This compares to 473 million magnetic disks that TrendFOCUS reported being manufactured in 2004, and represents an increase in demand of 139 million magnetic disks in one year. A 200 Lean system can be expected to produce as many as 5 million disks per year when fully utilized and operated at peak performance. In reality, however, the Company’s customers use a portion of their capacity to do research and development and new product qualification. They also do not always have their production lines fully balanced and 100% utilized and often experience lower yields and output when they first introduce new products. Accordingly, 5 million disks per system tends to be a best-case capacity scenario. The above analysis indicates that the industry would need to add something more than 28 new magnetic media sputtering systems (139 million additional disks/5 million disks per system), which is consistent with the dramatic increase in orders the Company has been experiencing since late 2003.

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Additionally, six of the 27 Intevac systems ordered for 2005 delivery are lower throughput, legacy MDP-250 systems. These systems are a 10-year-old design, and the Company believes its customers ordered them because they did not have sufficient lead time to purchase, qualify and introduce into production newer style 200 Lean systems in order to meet immediate capacity requirements. Both of the customers ordering these legacy systems have also ordered 200 Lean systems to begin the process of qualifying them for future production.

A fourth data point is the research of Rich Kugele at Needham Associates, who covers a number of companies in the hard drive industry including Intevac. In an industry research report (“Volume 22”) dated April 18, 2005 addressing “The Outlook for Media,” Mr. Kugele stated:

“Overall, we believe there could be a potential platter [magnetic disk] shortfall of as much as 38-48 million disks in 2005 depending on demand levels. Even if one assumes double ordering, the incremental 20-30 million platters in 2005 will be insufficient to meet full demand. Consequently, we expect that for the balance of 2005 and likely 2006, pricing on platters will remain stable, utilization rates will remain high, and the drive vendors as a whole will be somewhat constrained in shipping to full build plans.”

Two months later, Mr. Kugele confirmed his earlier conclusion in a research report specific to Intevac, dated June 21, 2005. Mr. Kugele stated:

“As we discussed in our Volume 22, media capacity remains extremely tight and [we believe] is currently lagging industry needs for 2005 and likely 2006. Consequently, we believe IVAC will continue to benefit from the placement of additional orders. The transition to perpendicular recording, when it reaches critical mass, represents a potential opportunity for additional capacity or technological purchasing.”

Mr. Kugele can be reached at [***].

Mr. Kugele’s comments segue into the second issue raised in the Staff’s comment- why Intevac believes its customers will upgrade their technical capabilities. As stated in Intevac’s 2004 Report on Form 10-K under Business, Hard Disk Drive Market Dynamics, starting on page 2:

Transition from Longitudinal to Perpendicular Recording. Historically,

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magnetic disk manufacturers have been able to increase the areal density of a disk by improving existing longitudinal recording processes, a storage method where magnetized data bits are parallel to the disk. However, in the past few years, the rate of increase in areal density for longitudinal recording processes has slowed, as the magnetized data bits are packed closer and closer together, which increases instability. In order to increase the rate of areal density expansion, we believe the magnetic disk industry will transition to perpendicular recording. In perpendicular recording the data bits are oriented perpendicular to the plane of the disk, which enables the bits to be recorded at a higher density than in longitudinal recording.

New Equipment Required for Perpendicular Recording. The equipment that magnetic disk manufacturers purchased in the mid to late 1990s could generally accommodate up to 12 process steps, which was sufficient to enable improvements in areal density using longitudinal recording. However, economically producing disks capable of perpendicular recording may require as many as 20 or more process steps. As a result, in order to transition to perpendicular recording, disk manufacturers will most likely need to replace or retool their existing disk manufacturing equipment. We also believe that the additional process steps available on these perpendicular capable systems add process flexibility which may enable further increases in the areal density on longitudinal media.

Reuters reported on Seagate’s transition to perpendicular recording on June 8, 2005 as follows:

SAN FRANCISCO, June 8 (Reuters) — Seagate Technology (STX.N: Quote, Profile, Research) on Wednesday introduced 10 new hard disk drives, including what it said was the first drive designed for the automotive market and a smaller drive for digital video recorders.

The largest U.S. maker of computer disk drives also introduced what it said were the first 2.5-inch drives that use perpendicular recording, where the bits of memory are stored perpendicular to one another, rather than end to end, as is typical in current drives.

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That arrangement allows the drives to store far more data than traditional recording arrangements, said Seagate President and Chief Executive Officer Bill Watkins in an interview.

Many of the new drives are aimed at the fast-growing consumer electronics market, where the increasing use of disk drives is helping to spur revenue growth in the disk drive industry.

“A lot of them are really focused on the consumer space,” Watkins said of the company’s new products. “We’re amazed at how many set-top boxes are going out the door.”

The set-top boxes use hard disk drives so consumers can record shows when they want for replay at whatever time they choose. With the boxes, consumers can also skip commercials.

“We just got this big, humongous market that dropped in our lap,” Watkins said, referring to the growing demand for hard disk drives found in everything from digital music players to cell phones, to set-top boxes, and, even in cars.

Evidence of the broader industry transition to perpendicular recording was outlined in a June 9 release by Mottley Fool, titled “Seagate Goes Perpendicular”

On Wednesday, disc-drive manufacturer Seagate Technology (NYSE: STX) announced that it would use “perpendicular recording” to increase the storage capacity of its drives. The company has already prepped a 2.5-inch, 160-gigabyte drive for laptops, and intends to be among the first to roll out other data storage products that take advantage of the new technique. Without getting too tech-geeky about it, perpendicular recording improves on current storage technology by allowing bytes of information to be stacked on a disc drive vertically, like a skyscraper, rather than horizontally, like, um, a strip mall. Good for Seagate, of course, but its particular block is crowded, and fierce competition is making rent (to stick with the metaphor) increasingly cheap. In addition to well-heeled competitors such as Toshiba (OTC: TOSBF) and Hitachi (NYSE: HIT) — both of which have perpendicular plans of their own — scrappier rivals such as Western Digital (NYSE: WDC) and Maxtor (NYSE: MXO) might soon join the fray. [By Shannon Zimmerman (TMF Zman) June 9, 2005.]

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(For the Staff’s information, although they are manufacturers of hard disk drives, Toshiba and Western Digital are not listed as customers of the Company’s magnetic media sputtering equipment in the response to Comment 1 above, because they do not manufacture magnetic media themselves, but rather purchase media for incorporation into their drives from one of more of the manufacturers listed in the response.)

Imaging Business, page 8

Our Imaging Strategy, page 9

18.	Please provide the material terms of your collaboration agreements with these government research organizations. Specifically, tell us whether you or the particular research organization retains ownership of any technologies developed through these collaborations.

The material terms of Intevac collaborative agreements are outlined in Note 2 to the Consolidated Financial Statements included in Intevac’s Report on Form 10-K for the fiscal year ended December 31, 2004.

Beginning on page 41, Intevac discusses Technology Development Revenue Recognition:

“We perform research and development work under various government-sponsored research contracts. Generally these contracts are best efforts cost-plus-fixed-fee (“CPFF”) contracts or firm fixed-price (“FFP”) contracts. On best efforts CPFF contracts we typically commit to perform certain research and development efforts up to an agreed upon amount. In connection with these contracts, we receive funding on an incremental basis up to a ceiling. On FFP contracts we typically commit to perform certain development and production efforts for a fixed price.”

“The deliverables under each CPFF or FFP contract range from providing reports to providing hardware. In the majority of the contracts there is no obligation for either party to continue the program once the funds have been expended. The efforts can be terminated at any time for convenience, in which case we would be reimbursed for our actual incurred costs, plus fee, if applicable, for the completed effort. We own the entire right, title and interest to each invention discovered under the contract, unless we specifically give up that right.

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The U.S. Government has a paid-up license to use any invention/intellectual property developed under government-funded contracts for government purposes only.”

19.	Please provide additional disclosure regarding your “developing relationships” with the systems manufacturers mentioned in the third paragraph on page 10. Specifically, tell us whether any revenue-generating contracts have developed from these relationships.

[***]

Intellectual Property, page 11

20.	Please describe, and in future filings provide, the importance to your business and the duration and effect of all material patents. Refer to Item 101 (c) (iv) of Regulation S-K.

The Company supplementally advises the Staff as follows, and will update its description of the importance of patents to its business in future filings. Intevac believes that, given the complexity of the systems it produces and the manufacturing challenges they entail, the importance of patents to its business is less than that of the technical expertise and know-how Intevac has developed over 15 years of business, especially in the area of producing and using high-vacuum manufacturing systems and techniques, as well as the skills of its experienced workforce. However, the Company believes that protection of its technological assets by obtaining and enforcing patents is important. Therefore, the Company has a practice to file patent applications in the United States and other countries for inventions that it considers significant. Although the Company does not consider its business materially dependent on any one patent, and does not believe the loss of any particular patent would affect its revenue in any material way, the Company’s rights and the products made and sold under its patents taken as a whole are a significant element of Intevac’s business. The 73 patents the Company holds in the United States and other countries expire at various times over the next 20 years.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 28

21.	In future filings, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase in selling, general and administrative expense was “primarily the result of increases in marketing and business development headcount and Sarbanes-Oxley compliance activities, partially offset by a reduction of surplus facility costs being recorded in selling, general and administrative expense.” However, you do not quantify the impact of each of these factors.

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For example, you say that the increase in selling, general and administrative expense was “primarily the result of increases in marketing and business development headcount and Sarbanes-Oxley compliance activities, partially offset by a reduction of surplus facility costs being recorded in selling, general and administrative expense.” However, you do not quantify the impact of each of these factors.

The Company appreciates the Staff’s comments and will provide more detailed quantitative disclosure in its future filings.

22.	In future filings, please explain in greater detail why you expect your Imaging business revenue to grow. We refer you to your disclosure on page 29, third paragraph.

The Company appreciates the Staff’s comments and will provide such disclosure in its future filings.

Item 8. Financial Statements and Supplementary Data, page 34

Note 2. Summary of Significant Accounting Policies, page 40

Property, Plant and Equipment, page 45

23.	Please expand your disclosure in future filings to disclose the estimated useful life, or range of useful lives, over which machinery and equipment is depreciated.

The Company appreciates the Staff’s comments and will provide such disclosure in its future filings.

Inventories, page 45

24.	We noted that your inventory reserves are significant and comprise approximately 39% and 44% of gross inventory as of December 31, 2004 and December 31, 2003, respectively. In addition, we noted your response to comment number eleven included in our letter to you dated September 17, 2002. It appears from your discussion and the inventory rollforward in the table on page 68 of Form 10-K that inventory reserves have increased each year as a result of your review of obsolete and slow-moving inventory. Please further explain to us why your reserve remains at such significant levels. Please clearly address the following in your response and in future filings:

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•	Tell us if the obsolete and slow-moving inventory reserved for in prior years remains in inventory and if so, why. Also, discuss the impact on profit margins of any items sold during the periods presented that were previously written-off or reduced by reserves.

•	Tell us at what point you reduce the allowance for obsolete inventory and credit inventory.

Intevac’s policies state that raw materials with no forecasted demand in the next 12 months are considered excess and require that inventory provisions be established to write those items down to zero net book value. Work-in-progress and finished goods inventories are typically written down to the lower of cost or market. During this process, some inventory is identified as having no future use to the Company and is disposed of against the reserves. Intevac tends to be conservative in this aspect of the process and does not dispose of any inventory until it is certain that there is no future use.

Per Schedule II of Intevac’s Report on Form 10-K for the fiscal year ended December 31, 2004, inventory reserves declined from $12.7 million at December 31, 2001 to $9.9 million at December 31, 2004. Intevac has disposed of $6.5 million of inventory against the reserves, $4.2 million in 2002 alone. Intevac also added $3.4 million of new inventory reserves based on the quarterly analyses: $1.3 million in 2002, $0.7 million in 2003 and $1.4 million in 2004. This $3.4 million represents the net effect of new reserves established less any reserves that have been reclaimed upon the shipment of previously reserved inventory. The cost of net revenues was increased in each period reported by the net increases in these reserves over what it otherwise would have been.

Reserves remain a significant portion of Intevac’s gross inventory due primarily to three factors. First, Intevac has fully reserved the raw materials and work-in-progress inventory Intevac still has for a flat panel display product line that it is not actively marketing. The Company has not discarded these parts, as it still has some systems in the field to support. These reserves have been in place since 2001. Second, Intevac has a significant amount of inventory that is associated with its legacy MDP-250 system. Reductions in forecasted demand for this system resulted in the establishment of significant inventory reserves, beginning in the late 1990’s. Intevac began selling this system about ten years ago, and there are approximately 105 of these systems still in use around the world. While there is now very little demand for many of the parts related to the MDP-250, Intevac retains them in the event they are needed for spare parts at some time in the future. Third, reserves that have been established against specific inventory items cannot be reversed

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until the inventory is sold or otherwise disposed of. As a result, items must remain reserved even if forecasted demand later increases for the inventory.

The allowance for obsolete inventory is not reduced until the inventory is physically disposed of. At that time, reserves are debited and inventory is credited for value of the disposal.

The Company will expand its disclosure in future filings consistent with your comments.

Note 5. Equity Investments, page 50

25.	We noted that Intevac and certain shareholders of Intevac formed 601 California Avenue LLC. Please clarify for us what percentage of ownership you own in 601 California Avenue LLC and why you utilize the cost method to account for the investment.

Intevac holds a preferred share in 601 California Avenue LLC, which is non-voting but provides a guaranteed 10% cumulative dividend, more analogous to a debt investment than typical equity. The preferred share has a face value of $3.9 million. The Company’s cost basis is $2.4 million. The Company expects that at some point in the future the preferred share will be redeemed at face value, but the redemption is not guaranteed to happen at a particular date, or at all, and therefore the Company does not think it is appropriate to recognize the face value of the share until it is redeemed. Intevac has no interest in the LLC other than the $3.9 million preferred share and the dividends issuing from that share.

Note 9. Segment Reporting, page 52

26.	Revise your disclosure in future filings to provide more information as to the factors used to identify your reportable segments and to further discuss the types of products and services from which each reportable segment derives its revenues. See paragraph 26 of SFAS 131.

The Company appreciates the Staff’s comments and will provide such disclosure in its future filings.

27.	It appears that you maintain assets at certain subsidiaries outside of the United States. Expand your disclosures in future filings to disclose long-lived assets by geographic location, or if immaterial, state such fact. See paragraph 38(b) of SFAS 131.

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The Company appreciates the Staff’s comments and will provide such disclosure in its future filings. For the Staff’s information, the Company’s long-lived assets outside of the United States are immaterial.

Item 9A. Controls and Procedures, page 59

Management’s Report on Assessment of Internal Control Over Financial Reporting, page 59

28.	We note your disclosure that three control deficiencies that constitute material weaknesses were identified. Please tell us when the material weaknesses first began.

As described in the Company’s Report on Form 10-K for the year ended December 31, 2004, the material weaknesses that were addressed in management’s report were that the Company did not maintain effective controls over (1) aspects of the Imaging Business, (2) approval of inventory cycle count adjustments, and (3) documentation related to the Company’s quarterly review of and approval of, excess and obsolete inventory reserves. The Company cannot determine with certainty when the material weaknesses first began. The material weaknesses were not identified until the Company completed the investigations required to issue its management report as required pursuant to Section 404 of the Sarbanes-Oxley Act. The Company believes that the lack of processes which created the material weaknesses had historically existed, but that the processes may not have been inadequate at the time of their adoption, only becoming material weaknesses at some later point where the Company’s growth and the trend toward increased formality in business process documentation became more pronounced.

29.	Please tell us how, if at all, the discovery of the identified material weaknesses in the company’s internal controls impacted the effectiveness determinations that the company’s CEO and CFO made with respect to the company’s disclosure controls and procedures in prior periods.

The discovery of the identified material weaknesses did not impact the effectiveness determinations made by the Company’s CEO and CFO with respect to the Company’s disclosure controls and procedures for two main reasons. First, the information made available to the Company upon the conclusion of its investigations in connection with

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Section 404 of the Sarbanes-Oxley Act was not available to the Company prior to that time. The investigation conducted in connection with management’s report under 404 was unprecedented in terms of size, scope and resources expended, and was not an undertaking that Intevac had deemed necessary prior to that time. Second, the Company’s believes there is a distinction between internal controls and disclosure controls, and although it acknowledges that it did have material weaknesses in its internal controls, it believes it may not be as clear that the Company’s disclosure controls suffered. The material weaknesses that were addressed in management’s report were that the Company did not maintain effective controls over (1) aspects of the Imaging Business, (2) approval of inventory cycle count adjustments, and (3) documentation related to the Company’s quarterly review and approval of excess and obsolete inventory reserves. However, although the Company did restate its reports on Form 10-Q for the first three quarters of 2004, two of the three material weaknesses had no impact on the reported numbers (#2 and #3), and the first material weakness would not have been material enough to create the need for a restatement absent other adjustments that, while immaterial at the time, when combined with the change in the Company’s numbers due to the change in the recognition of Imaging revenue, became cumulatively material.

Changes in Internal Controls, page 60

30.	We note your disclosure that “with the exception of the changes noted ... none of the changes in the Company’s internal control over financial reporting ... materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Please clarify future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company appreciates the Staff’s comments and will clarify its future filings.

Item 11. Executive Compensation, page 63

Employment Contracts...., page 14

31.	Tell us why you have not filed Mr. Fairbairn’s employment agreement as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company inadvertently failed to file Mr. Fairbairn’s employment agreement and has now filed that agreement as an exhibit to Amendment Number 2 to correct such error.

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The Company regrets its error and hereby confirms that no other executives have similar agreements that require filing.

Report of the Compensation Committee on Executive Compensation, page 15

32.	Tell us on what authority you base your statement that the report of the Compensation Committee shall not be deemed to be filed with the SEC.

The Company intended to indicate that the report of the Compensation Committee would not be incorporated by reference into its other filings, not to state that it was not included in the filing of the proxy, per Item 402, paragraph (a)(8) of Regulation S-K, which states:

“The information required by paragraphs (i), (k) [Report of Compensation Committee] and (l) of this item need not be provided in any filings other than a registrant proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting). Such information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.”

The Company will clarify the language in future filings to avoid inadvertently creating any confusion.

Form 10-Q for the quarterly period Ended April 2, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Gross Margin, page 14

33.	We see you indicate equipment gross margin for the three months ended April 2, 2005 was adversely impacted by the establishment of a $510,000 reserve for costs you expect to incur related to obtaining final customer acceptance of a flat panel manufacturing system shipped in 2003. Please tell us more about these costs and why you believe they were recorded in the correct accounting period required by generally accepted accounting principles. We may have further comment after reviewing your response. Note that even if we do not object to your accounting for the costs, we believe your

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disclosures herein and in future filings should clearly describe why the costs were recorded in the correct accounting period.

This reserve relates to a D-Star Flat Panel Deposition system that was delivered to Intevac’s distributor, who in turn delivered it to a Japanese customer in 2003. Intevac has received payment for 90% of the system from the distributor, but Intevac’s distributor’s customer has not yet accepted the system, despite using it for over two years. Per SAB 104 and Intevac’s revenue recognition policies, the Company cannot recognize revenue on this system until it obtains acceptance and are assured that the Company will receive final payment. Intevac has made numerous attempts to satisfy its distributor’s customer and obtain acceptance and final payment for the system. During the fourth quarter of 2004, Intevac reached an agreement with the customer and the distributor to design and install an upgrade to the system, provided that the customer would accept the system upon successful completion of the upgrade. At that time, Intevac established a cost to market reserve of $289,000 which included a provision of $636,000 related to the equipment upgrade.

When the Company reviewed the projected cost of the upgrade during its first quarter closing processes, it determined that the upgrade would be much more costly than originally planned, and established an additional reserve of $510,000 to cover these additional costs. As the system already had a cost to market reserve in place at the beginning of the quarter, the $510,000 reserve was required to reduce the estimated cost at completion of the system to an amount equal to the net realizable value of the system. The Company’s interpretation of generally accepted accounting principles requires that such a loss be recognized in the period in which the loss is identified.

The text in Management’s Discussion and Analysis of Financial Condition and Results of Operations should have clearly identified this reserve as a lower-of-cost-or-market reserve, and will do so in future filings.

Item 4. Controls and Procedures, page 27

34.	We note your disclosure that you believe one of your material weaknesses was remediated during the first quarter of fiscal 2005. Please revise future filings to clarify whether the other material weaknesses still exist at the end of the period covered by the report. Please also update your disclosures regarding when you expect the weaknesses to be fully addressed.

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The Company appreciates the Staff’s comments and will provide such clarification and disclosure in its future filings. For the Staff’s information, although the Company had undertaken remedial actions prior to the end of the first quarter of 2005, the Company had not yet tested whether the other material weaknesses still existed by the end of the first quarter. The Company believes that it will have completed such tests with respect to the first two material weaknesses by the end of the second quarter of fiscal 2005 and expects its disclosure for the second quarter to report that such weaknesses have been fully addressed. The Company believes that it will have completed such tests with respect to the third material weakness by the end of the third quarter of fiscal 2005 and expects its disclosure for the third quarter to report that such weakness has been fully addressed.

* * *

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     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 320-4761 or to Herbert P. Fockler at this office at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Melissa V. Hollatz

Melissa V. Hollatz

cc:	Charles B. Eddy, III Herbert P. Fockler, Esq.